EXHIBIT 99.1

Volvo Trucks secures major order in U.S.

GOTEBORG, Sweden, Dec. 5, 2003 (PRIMEZONE) -- Volvo Trucks' American subsidiary -- Volvo Trucks North America, Inc. -- has received an order for slightly more than 4,000 Volvo VN 670s, a tractor version of the VN truck, from Swift Transportation, one of the leading transport companies in North America. This is the largest single order that Volvo Trucks North America, Inc. has received for the tractor model of the new VN series.

The transaction is a result of the evaluations of the Volvo VN conducted by Swift this year and means that Volvo Trucks North America will be the main supplier of trucks to Swift Transportation for a two-year period, with an option for up to three years. Production of the trucks will begin in the first quarter of 2004. Based in Phoenix, Arizona, Swift Transportation Co., Inc. is one of the largest exchange-listed transport companies in the US.

The VN 670 is Volvo's big seller on the American market and is equipped with an integrated sleeper cab among other features. The tractor trucks Swift is now ordering will be delivered with Cummins ISX engines and Volvo's D-12 engine.

Volvo's new VN series was launched slightly more than a year ago and has been very well received in the North American truck market.

For further information, please contact: Claes Claeson, Volvo Trucks
+46 31-66 39 08 or 0708-36 39 08

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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